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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               PROXIM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 21, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   744283102
-----------------------------
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus Private Equity VIII, L.P.         I.R.S. #13-4161869
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
  BENEFICIALLY                  46,404,087
   OWNED BY
     EACH             ----------------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                46,404,087
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            46,404,087
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                              / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   744283102
-----------------------------
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                            I.R.S. #13-6358475
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
  BENEFICIALLY                  46,404,087
   OWNED BY
     EACH             ----------------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                46,404,087
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            46,404,087
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                              / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   744283102
-----------------------------
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC                               I.R.S. #13-3536050
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
  BENEFICIALLY                  46,404,087
   OWNED BY
     EACH             ----------------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                46,404,087
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            46,404,087
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                              / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
--------------------------------------------------------------------------------

         This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on August 9, 2002 and amended on October 9, 2002 and July 24, 2003 (the "Schedule 13D"), and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII," and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." Unless the context otherwise requires, references herein to the "Common Stock" are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         Pursuant to an Amended and Restated Securities Purchase Agreement, dated as of October 21, 2003, by and among WP VIII, the other purchasers named therein (the "Purchasers") and the Company (the "Amended and Restated Purchase Agreement," a copy of which is attached hereto as Exhibit 1), that amends and restates the Securities Purchase Agreement, dated as of July 22, 2003, by and among the Purchasers and the

Company (the "July 22, 2003 Purchase Agreement") upon surrender of that certain Secured Promissory Note (the "Original 2003 Note") held by WP VIII in the aggregate principal amount of $26,000,000, the purchase price of which was paid in cash on July 30, 2003, WP VIII received an amended Subordinated Secured Promissory Note (the "Amended 2003 Note," the form of which is attached hereto as Exhibit 2) in the aggregate principal amount of $26,000,000. The Amended 2003 Note extends the due date of the Original 2003 Note from December 31, 2003 to September 30, 2004.

         The Amended and Restated Purchase Agreement provides that, upon receipt of Company stockholder approval (the "2003 Stockholder Approval"), (i) the Amended 2003 Note held by WP VIII, plus any accrued but unpaid interest thereon, will be exchangeable at the option of WP VIII for shares of Series B Convertible Preferred Stock of the Company, par value $0.01 per share (the "Series B Preferred Stock"), and (ii) WP VIII will receive (a) warrants to purchase 15,600,000 shares of Common Stock at an exercise price of $1.46 per share (subject to certain adjustments as set forth therein, the "$1.46 Warrants") and
(b) warrants to purchase 5,200,000 shares of Common Stock at an exercise price equal to $1.53 per share (subject to certain adjustments as set forth therein, the "$1.53 Warrants," and together with the $1.46 Warrants, the "2003 Warrants").

         In addition, the equity call right provided by the July 22, 2003 Purchase Agreement (the "Original Call Right") was terminated effective upon execution of the Amended and Restated Purchase Agreement. The Amended and Restated Purchase Agreement provides for a new call right (the "New Call Right"), under which (i) so long as no Event of Default (as defined in the Amended 2003 Note) has occurred, at any time from October 21, 2003 through the ninetieth (90th) day following receipt of the 2003

Stockholder Approval, the Company will have the right to require the Purchasers to purchase $5,000,000 aggregate principal amount of Senior Secured Promissory Notes (the "New 2003 Notes" and together with the Amended 2003 Note, the "2003 Notes") and (ii) so long as no Event of Default (as defined in the Amended 2003
Note) has occurred, at any time following receipt of the 2003 Stockholder Approval through the ninetieth (90th) day following receipt of the 2003 Stockholder Approval, the Company will have the right to require the Purchasers to purchase an additional $5,000,000 aggregate principal amount of the New 2003 Notes, each at a cash purchase price equal to the principal amount of the New 2003 Notes purchased. WP VIII may be required to purchase up to $8,666,667 in New 2003 Notes upon the Company's exercise of the New Call Right.

         The surrender of the Original 2003 Note constituted the total consideration required for WP VIII to acquire the Amended 2003 Note at the initial closing pursuant to the Amended and Restated Purchase Agreement (the "Amended and Restated 2003 Initial Closing"). No additional funds were required.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

         WP VIII entered into the Amended and Restated Purchase Agreement pursuant to which the Company agreed to issue, upon receipt of the Original 2003 Note for cancellation, to WP VIII the Amended 2003 Note at the Amended and Restated 2003 Initial Closing as described in Item 3 above.

         The following summary of certain provisions of the Amended and Restated Purchase Agreement is qualified in its entirety by reference to such document (a copy of which is attached hereto as Exhibit 1).

         In addition, WP VIII shall have the right under the Amended and Restated Purchase Agreement to appoint one (1) director (the "2003 Board Designee") to the Company's board of directors (the "Board of Directors") for so long as (i) WP VIII beneficially owns an aggregate principal amount of the Amended 2003 Note equal to at least twenty-five percent (25%) of the aggregate principal amount of the Amended 2003 Note originally issued to WP VIII or (ii) WP VIII beneficially owns at least twenty-five percent (25%) of the shares of Series B Preferred Stock issuable pursuant to the Amended and Restated Purchase Agreement upon exchange of the 2003 Notes (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of the Series B Preferred Stock issuable upon exchange of the 2003 Notes and upon exercise of the 2003 Warrants). WP VIII designated Jeffrey A. Harris as its initial 2003 Board

Designee. Mr. Harris is a Managing Director and member of WP LLC and a partner of WP.

         Pursuant to the terms of the Amended and Restated Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 30 days following the filing with the SEC of its annual report on Form 10-K with the SEC for the year ended December 31, 2003, a registration statement on Form S-1, or if available, on Form S-3 covering the Common Stock issuable to the Purchasers upon conversion of the Series B Preferred and the Preferred Stock and upon exercise of the 2003 Warrants, the Warrants and the Additional Warrants.

         Pursuant to the Amended and Restated Purchase Agreement, in the event that at any time from October 21, 2003 until July 22, 2007, WP VIII and its affiliates own more than 45% of the issued and outstanding voting securities of the Company (the "Voting Stock"), WP VIII (i) shall be entitled to vote (or take action by written consent in respect of) not more than 45% of the issued and outstanding shares of Voting Stock and (ii) shall abstain from voting any shares in excess of 45% of the Voting Stock. In addition, until July 22, 2007, the Purchasers shall not, except among WP VIII and any of its affiliates, form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Voting Stock.

         For so long as (i) WP VIII beneficially owns an aggregate principal amount of the Amended 2003 Note equal to at least twenty-five percent (25%) of the aggregate principal amount of the Amended 2003 Note originally issued to WP VIII pursuant to the Amended and Restated Purchase Agreement or (ii) WP VIII beneficially owns at least twenty-five percent (25%) of the shares of Common Stock issuable to WP VIII pursuant to the Amended and Restated Purchase Agreement and the Securities Purchase Agreement, dated as of June 16, 2002, by and among the Company and the Purchasers (the "2002 Purchase Agreement") (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of the Series B Preferred Stock issuable upon exchange of the 2003 Notes and the Preferred Stock and upon exercise of the 2003 Warrants, the Warrants and the Additional Warrants), WP VIII, the Board Designee and the 2003 Board Designee have agreed to vote (i) in favor of the establishment of a nominating committee of the Board of Directors consisting entirely of independent directors and (ii) if necessary to comply with applicable requirements of federal law, state law, or Nasdaq relating to the Board of Directors, in favor of an increase in the number of authorized members of the Board of Directors such that a majority of the members of the Board of Directors are independent directors.

         At or with respect to any election of one or more directors (including to fill any vacancy on the Board of Directors), for so long as (i) WP VIII beneficially owns an aggregate principal amount of the Amended 2003 Note equal to at least twenty-five percent (25%) of the aggregate principal amount of the Amended 2003 Note originally issued to WP VIII pursuant to the Amended and Restated Purchase Agreement or (ii) WP VIII beneficially owns at least twenty-five percent (25%) of the shares of Common Stock issuable to WP VIII pursuant to the 2002 Purchase Agreement (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of the Series B Preferred Stock issuable upon exchange of the 2003 Notes and the Preferred Stock and upon exercise of the 2003 Warrants, the Warrants and the Additional Warrants), WP VIII shall vote all of its shares of Common Stock and/or shares of

Preferred Stock and/or shares of Series B Preferred Stock in favor of the election of any nominee to the Board of Directors whose nomination was approved by the unanimous consent of the Board of Directors.

         Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1 above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to add the following:

         (a) As of October 21, 2003, the Reporting Persons beneficially own shares of Common Stock by virtue of WP VIII's ownership of the Preferred Stock, the Warrants and the Additional Warrants. Assuming full conversion of the shares of Preferred Stock held by WP VIII (and including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, as more fully described in the Certificate of Designations) and assuming the exercise of the Warrants and the Additional Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 46,404,087 shares of Common Stock (6,763,924 shares of which are a result of accretion since the initial issuance date), representing approximately 33.9% of the outstanding Common Stock based on the 122,217,296 shares of Common Stock outstanding as of October 9, 2003 (as set forth in the Amended and Restated Purchase Agreement). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 46,404,087 shares of Common Stock, representing approximately 33.9% of the outstanding Common Stock as described above. 1

         Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 46,404,087 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares with the


--------
1 The number of shares of Common Stock the Reporting Persons are deemed to beneficially own and the percentage of the class of Common Stock such amount is deemed to represent do not reflect the anti-dilutive effect the issuance of the Series B Preferred Stock and the 2003 Warrants may have on the Preferred Stock, the Warrants and the Additional Warrants.

Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 46,404,087 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

         (b) No transactions in the Common Stock were effected during the last sixty (60) days by the Reporting Persons or any of the persons set forth on
Schedule I or in Item 2(d) to the Schedule 13-D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         The Amended and Restated Purchase Agreement was entered into as of October 21, 2003 and is described in Item 3 and Item 4 above. The summary of the Amended and Restated Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Amended and Restated Purchase Agreement, a copy of which is attached as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits.

        1. Amended and Restated Securities Purchase Agreement, dated as of October 21, 2003, by and among the Company and the Purchasers named therein.

        2. Form of Subordinated Secured Promissory Note.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2003                WARBURG PINCUS PRIVATE EQUITY
                                        VIII, L.P.

                                           By: Warburg, Pincus & Co.,
                                               General Partner

                                           By: /s/ Scott A. Arenare
                                               --------------------------------
                                               Name:  Scott A. Arenare
                                               Title: Partner


Dated:  October 23, 2003                WARBURG, PINCUS & CO.

                                           By:  /s/ Scott A. Arenare
                                               --------------------------------
                                               Name:  Scott A. Arenare
                                               Title: Partner


Dated:  October 23, 2003                WARBURG PINCUS LLC

                                           By: /s/ Scott A. Arenare
                                               --------------------------------
                                               Name:  Scott A. Arenare
                                               Title: Managing Director


Dated:  October 23, 2003                WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. I

                                           By: Warburg, Pincus & Co.,
                                               General Partner

                                           By: /s/ Scott A. Arenare
                                               --------------------------------
                                               Name:  Scott A. Arenare
                                               Title: Partner

Dated:  October 23, 2003                 WARBURG PINCUS NETHERLANDS PRIVATE
                                         EQUITY VIII C.V. II

                                          By: Warburg, Pincus & Co.,
                                              General Partner

                                          By: /s/ Scott A. Arenare
                                              ----------------------------------
                                              Name:  Scott A. Arenare
                                              Title: Partner


 Dated:  October 23, 2003               WARBURG PINCUS GERMANY PRIVATE
                                        EQUITY VIII KG

                                         By: /s/ Scott A. Arenare
                                             -----------------------------------
                                             Name:  Scott A. Arenare
                                             Title: Partner